UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2020
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: April 8, 2020	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group: COVID-19 Update
- North American and European facilities operational and servicing essential end markets -

MONTREAL, QUEBEC and SARASOTA, FLORIDA - April 8, 2020 - Intertape Polymer Group Inc. (TSX:ITP) (“IPG” or the “Company”) today provided an update on its operations during the coronavirus COVID-19 (“COVID-19”) pandemic. The Company’s North American and European manufacturing operations are open and producing as a result of the essential nature of the end markets it serves.

“Safety is our highest priority. As such, we are committed to ensuring a safe work environment for our employees, as well as their safety once they return home to their family,” said Greg Yull, President and CEO of IPG. “Our employees at the manufacturing facilities are performing work that is critical to the integrity of the supply chain for our end users that provide essential goods and services. The layout of our manufacturing lines allows for social distancing, we are regularly interviewing employees prior to entry and we have increased the cleaning and sanitization of the equipment and facilities.”

“In terms of demand indicators, two of our top four end markets are food & beverage and e-commerce which are critical categories in the face of this pandemic,” continued Mr. Yull. “Ensuring our end users, and their customers, have uninterrupted access to the supply chain is paramount. At this time, we believe we have performed to plan on our revenue in the first quarter of 2020 which is also in line with the same period in 2019. We expect sales into food & beverage and e-commerce markets to hold up well as we move into the second quarter. We will continue to monitor our other end markets that could be more susceptible to softness, but at this time we are not seeing a trend of significant weakness and we have a good open order position as we begin the second quarter. As a result, at this time we are not changing our financial outlook.”

The Company conducted a detailed review of its product offering as well as the regional requirements under which each facility operates. IPG intends to continue its North American and European manufacturing operations as it believes the vast majority of its businesses qualify as essential under the applicable orders and guidelines. Those areas deemed non-essential, which are immaterial to the overall business, have been temporarily discontinued until the applicable orders are lifted. In India, IPG’s four facilities adhered to the complete shutdown announced on March 24th by the Indian government. One of its four facilities has since re-opened and is producing carton-sealing tapes due to the essential nature of those products. The Company anticipates that a second facility could re-open in the near term.

“We entered this new environment in a strong financial position. The changes we made to our capital structure in the past two years, such as the $250 million senior unsecured notes offering and the completion of our strategic capex investments, provide us with greater flexibility today. Our key leverage ratio from a covenant perspective is the secured net leverage ratio(1). As of December 31, 2019, our secured net leverage ratio stood at 1.4 times which is well below the covenant of 3.7 times. We have reduced our capital expenditure outlook significantly for 2020 from the 2019 levels and our gross margins are double the 2008 levels, so we have a much more robust shock absorber this time around,” said Mr. Yull. “Our packaging and many industrial solutions serve essential end markets. COVID-19 has changed the way business is conducted in a rapid timeframe. Our strong financial position and the profile of our product bundle places us in a strong position to come through this pandemic well positioned in the market.”

(1) Non-GAAP financial measure. Please see the “Non-GAAP Financial Measure" section below for an explanation of the Company’s use of this measure and a cross-reference to a reconciliation to its most directly comparable GAAP measure.

About Intertape Polymer Group Inc.
Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and packaging machinery for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 3,700 employees with operations in 31 locations, including 22 manufacturing facilities in North America, four in Asia and one in Europe.
For more information about IPG, visit www.itape.com.

Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding: IPG’s expectation that food & beverage and e-commerce will hold up well as IPG moves into the second quarter, IPG’s monitoring of other end markets that could be more susceptible to softness, the lack of significant weakness, IPG’s financial outlook, the continuation of IPG’s North American manufacturing operations, the re-opening of IPG’s Indian facilities, and IPG’s positioning to come through this pandemic, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by IPG’s management. Words such as "may," "will," “should,” "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although IPG believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in IPG’s industry, IPG’s customers’ industries and the general economy including as a result of the impact of COVID-19; the anticipated benefits from IPG's manufacturing facility closures, manufacturing rationalization initiatives, greenfield developments, and other restructuring efforts; the anticipated benefits from IPG’s manufacturing facility capacity expansions; the impact of fluctuations in raw material prices and freight costs; the impacts of new accounting standards, including the impact of new accounting guidance for leases; the anticipated benefits from IPG's acquisitions and partnerships; the anticipated benefits from IPG's capital expenditures; the quality and market reception of IPG's products; IPG's anticipated business strategies; risks and costs inherent in litigation; legal and regulatory developments, including as related to COVID-19; IPG's ability to maintain and improve quality and customer service; anticipated trends in IPG's business; the expected strategic and financial benefits from IPG's ongoing capital investment and mergers and acquisitions programs; anticipated cash flows from IPG's operations; availability of funds under IPG's 2018 Credit Facility; IPG's flexibility to allocate capital as a result of the Senior Unsecured Notes offering; and IPG's ability to continue to control costs. IPG can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in IPG’s annual report on Form 20-F for the year ended December 31, 2019 and the other statements and factors contained in IPG’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. IPG will not update these statements unless applicable securities laws require it to do so.

Non-GAAP Financial Measure

This press release contains the Secured Net Leverage Ratio, a non-GAAP financial measure as defined under applicable securities legislation. The Company has included the Secured Net Leverage Ratio measure because it believes that the ratio allows investors to make a meaningful comparison of the Company’s liquidity level and borrowing flexibility. In addition, the Secured Net Leverage Ratio is used by management in evaluating the Company’s performance because it believes that the ratio allows management to monitor the Company's liquidity level and borrowing flexibility as well as evaluate its capacity to deploy capital to meet its strategic objectives, and is used by the Company’s lenders to evaluate the Company’s performance and ability to service its debt. As required by applicable securities legislation, the Company has provided the definition of this non-GAAP measure contained in this press release, as well as a reconciliation of the most directly comparable GAAP measure, on its website at http://www.itape.com under “Investor Relations” and “Events and Presentations” and “Investor Presentations”. You are

encouraged to review the related GAAP financial measure and the reconciliation of non-GAAP measure to its most directly comparable GAAP measure set forth on the website and should consider the non-GAAP measure only as a supplement to, not as a substitute for or as a superior measure to, measure of financial performance prepared in accordance with GAAP.

FOR FURTHER INFORMATION CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com